General Catalyst Global Resilience Merger Corp.
20 University Rd., 4th Floor

Cambridge, Massachusetts 02138

April 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Benjamin Holt and Catherine De Lorenzo

Re:	General Catalyst Global Resilience Merger Corp.

Registration Statement on Form S-1

Filed April 13, 2026

Registration No. 333-295030

Dear Mr. Holt and Mrs. De Lorenzo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Catalyst Global Resilience Merger Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on April 29, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Mathieu Kohmann, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 390-4510, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

General Catalyst Global Resilience Merger Corp.

By:	/s/ Christopher Kauffman
	Name:	Christopher Kauffman
	Title:	Chief Financial Officer

CC:	Hemant Taneja, Chairman

Paul Kwan, Chief Executive Officer
Christian O. Nagler, P.C., Kirkland & Ellis LLP

Derek J. Dostal, Davis Polk & Wardwell LLP